As filed with the Securities and Exchange Commission on November 20, 1996
                                          Registration Statement No. 333-15731
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -------------------------
                                 GO-VIDEO, INC.
             (Exact name of registrant as specified in its charter)

         Delaware                                                 86-0492122
(State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                               Identification No.)
                             7835 East McClain Drive
                            Scottsdale, Arizona 85260
                                 (602) 998-3400
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)
                                 ---------------

             Roger B. Hackett, Chief Executive Officer and President
                                 Go-Video, Inc.
                             7835 East McClain Drive
                            Scottsdale, Arizona 85260
                                 (602) 998-3400
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                                 ---------------
                                    Copy to:

                               Jon S. Cohen, Esq.
                             Samuel C. Cowley, Esq.
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-0001
                                 (602) 382-6300
                                 ---------------


        Approximate date of commencement of proposed sale to the public:

     From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

       Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as a part of this registration statement will be used as a combined prospectus with Registration Statement no. 33-58720.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1996

PROSPECTUS

                        6,808,861 SHARES OF COMMON STOCK


                                 GO-VIDEO, INC.



       The Securities offered by this Prospectus are 6,808,861 shares of Common Stock, $.001 per value, of Go- Video, Inc. (the "Company" or "Go-Video").

       2,146,951 shares of the Common Stock offered hereby are issuable upon the exercise of Common Stock purchase warrants issued in connection with the sale to the public of 1,145,000 Units in March 1990 (the "Publicly Issued Warrants"). 486,444 shares of the Common Stock offered hereby are issuable upon the exercise of Common Stock purchase warrants previously issued in various private transactions (the "Private Warrants"). 95,466 shares of Common Stock may be sold by selling shareholders (the "Selling Shareholders").

       The balance of the Common Stock offered hereby includes (i) up to 3,000,000 shares issuable upon the conversion of 10% Convertible Subordinated Notes (the "Notes"); (ii) 600,000 shares issuable upon the exercise of Common Stock purchase warrants to be issued to holders of the Notes (the "Unit Warrants"); (iii) 360,000 shares to be issued in connection with the interest to be issued in the form of Common Stock ("Interest") to be delivered to holders of the Notes; and (iv) 120,000 shares issuable upon the exercise of Common Stock purchase warrants issued to the placement agent for the Notes.

       Specific terms of the securities described above are set forth in "Description of Securities." The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

       The Common Stock is traded on the American Stock Exchange under the symbol "VCR ." On November 18, 1996, the last reported sales price of the Common Stock, as reported by the American Stock Exchange, was $1.31 per share.


ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PURSUANT TO RULE 429 OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), THIS COMBINED PROSPECTUS ALSO RELATES TO REGISTRATION STATEMENT NO. 33-58720.

                The date of this Prospectus is November 20, 1996

                              AVAILABLE INFORMATION

       The  Company  is  subject  to  the  informational   requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company's Common Stock is listed on the American Stock Exchange and similar information can be inspected and copied at its offices at 86 Trinity Place, New York, New York 10006.

       The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning the provisions of any documents filed as an exhibit to the
Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document as so filed. Each such statement is qualified in its entirety by such reference.

       No person is authorized to give any information or make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                      INFORMATION INCORPORATED BY REFERENCE

       The following documents have been filed by the Company with the Commission and are hereby incorporated by reference into this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended March 31, 1996; (2) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996; and (4) the Proxy Statement for the 1996 Annual Meeting of Shareholders. All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from the date of the filing of such reports and documents.

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests for such documents should be directed to Go- Video, Inc., 7835 East McClain Drive, Scottsdale, Arizona 85260, Attention: Chief Financial Officer. The Company's executive office telephone number is (602) 998-3400.

                INFORMATION ATTACHED WITH RESPECT TO THE COMPANY

         This Prospectus is accompanied by a copy of the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This Prospectus, including all documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "The Company" and "Risk Factors" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, may be forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus and information incorporated by reference into this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

                                  RISK FACTORS

       In addition to the other information contained in this Prospectus, prospective investors should carefully consider the factors discussed below in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus and information incorporated by reference into this Prospectus. See "Disclosure Regarding Forward-Looking Statements."

Accumulated Deficit

       Incorporated in 1984, the Company began generating revenues from sales of its Dual-Deck VCR in 1990 after discontinuing prior operations. At June 30, 1996, the Company had an accumulated deficit of $14.2 million. There is no assurance that the Company will achieve profitable operations in the future.

Dependence on Dual-Deck VCR Product

       The Company expects that the majority of its operating revenues for at least the next two fiscal years will be derived from sales of the Dual-Deck VCR. In 1995, the Company introduced the GV40xx series, which is manufactured for the Company under contract by Samsung Electronics Co. Ltd. ("Samsung"). The GV40xx series features a redesigned chassis and other internal components which reduced manufacturing costs over the preceding series. In 1996, the Company introduced the GV60xx series, which is manufactured for the Company under contract by Shintom Co. Ltd. and Talk Corporation ("Shintom"). The GV60xx series features a stacked design and a further reduction of manufacturing costs over the GV40xx series. Samsung reduced its selling prices to the Company on the GV40xx series for purchases of new inventory after March 1996, although not to the levels available to the Company from Shintom. The Company subsequently reduced its selling price on certain models of the Dual-Deck VCR line to its customers and anticipates reducing prices on other models in the future to increase sales. The success of these models depends on a variety of factors, including general and retail economic conditions, the effectiveness of the Company's sales and marketing efforts, and the reliable supply of inventory from both manufacturers. There is no assurance that these models or future models will enjoy market acceptance at quantities and prices necessary to be commercially successful and profitable to the Company.

       The Dual-Deck VCR has been designed for home use as a full featured video cassette player/recorder. Company- prepared literature and owner's manuals caution consumers that the Dual-Deck VCR should not be used in a manner which infringes on the rights of owners of copyrighted material. The Company cannot predict the likelihood that distribution of the current or future Dual-Deck models will be challenged for any reason, but the Company believes that it would have meritorious defenses to any challenge. The Company believes that the Dual-Deck VCR is the video equivalent or betterment of the dual-transport audio tape deck, which has become an accepted industry standard. The Company is not currently developing a digital formatted player or recorder and is unable to predict the impact on the Company of developing digital technologies. In addition, the Company is unable to predict the impact on the Company of any changes to intellectual property rights resulting from legislation related to the development of digital consumer video products.

       The Company's business strategy includes the acquisition or development of new consumer electronic products to increase revenues and to decrease the Company's reliance on sales of the Dual-Deck VCR. Because of the potential cost and opportunistic and highly variable nature of an acquisition and product development strategy, there is no assurance that the Company will be successful in pursuing additional diversification.

Distribution

       The Company's current marketing strategy is to continue to sell its products to retailers, catalogs, and direct mail syndicators with the support of independent manufacturers' sales representatives that represent specific geographic or industry territories throughout North America and who also represent many other manufacturers of consumer electronic products. The Company is marketing its products in overseas markets directly to distributors and retailers. There can be no assurance that the Company's distribution and marketing strategies will be successful or cost effective.

       For the fiscal year ended March 31, 1996, Circuit City represented 14% of the Company's revenues. No other account represented more than 10% of the Company's revenues. The loss of Circuit City or another significant customer could have an adverse affect on operating results.

Competition

       The consumer electronics market is competitive and is characterized by rapid technological change, general price erosion, and periodic shortages of components. Most of the Company's actual and potential competitors have substantially greater financial, manufacturing, technical, and marketing resources than does the Company. Moreover, most of these companies have established distribution channels that afford them a competitive advantage. There is no assurance that the Company will be able to compete successfully in its chosen markets.

Manufacturing and Licensing

       The Company does not have manufacturing facilities and therefore will continue to be dependent on Samsung and Shintom, or any other manufacturers with which the Company might contract for the manufacture of its products. A change in the ability or willingness of Samsung or Shintom to manufacture Dual-Deck VCRs for the Company could have a materially adverse impact on the Company. The Company also has license agreements with Samsung whereby the Company has licensed to Samsung the non-exclusive right to use the Company's patented and proprietary technology to manufacture and sell Dual-Deck VCRs for sale under its own brand worldwide in competition with the Company. The Company believes that if Samsung were to exercise its rights under the VHS/VHS License Agreement, the Company's revenues and profitability could be affected in a materially adverse manner.

Product Enhancements and New Products

       Because of the rapid rate of technological change in the consumer electronics industry, the Company's success will depend in large part on its ability to introduce products on a timely basis that meet a market need at a competitive price and with acceptable profit margins. There can be no assurance that the Company will be successful in overcoming engineering obstacles and other impediments and in introducing any new products on a profitable basis.

Patents, Trademarks, and Proprietary Rights

       The Company has made significant investments in certain patents, trademarks, and proprietary rights. The Company believes that patents, trademarks, and proprietary rights once established are generally important in the consumer electronics market, and the loss, denial, or infringement of such patents, trademarks, and proprietary rights could have a materially adverse effect on the Company.

Need for Additional Funds

       Management believes that the Company's current capital resources will be sufficient to meet its cash requirements for the next twelve months. However, management also believes that additional financing through debt or equity may be required to materially expand the Company's current business or to support the development and introduction of new products such as the LCD projection or digital direct-view televisions. No final determination as to the forms and amounts of such financing has yet been made and there is no assurance that such financing, when required, would be available on terms favorable to the Company.

Shares Available for Future Sale and Possible Dilution

       There are 11,426,478 shares of the Company's Common Stock outstanding as of October 21, 1996. In addition, as of October 21, 1996, the Company had outstanding warrants and options to purchase up to an aggregate of 5,028,328 shares of Common Stock at varying prices per share and Notes convertible into up to 3,000,000 shares of Common Stock. Of the shares underlying the outstanding warrants and options, 3,752,495 have been registered under the Securities Act.

       The Company's Certificate of Incorporation authorizes issuance of a total of 50,000,000 shares of Common Stock without further action by stockholders.

       The existence of options, warrants, and convertible securities, as well as any future issuance of Common Stock available under the Company's Certificate of Incorporation, could reduce the prevailing market price of the Common Stock, and could adversely affect the terms at which the Company may be able to obtain additional equity financing. In addition, the ability of the Company to use authorized but unissued shares of Common Stock without further stockholder approval for financing or for other corporate purposes may cause further dilution of the stockholders' and warrant holders' actual or potential equity interest in the Company.

No Dividends

       The Company has paid no dividends to its stockholders since its inception and does not plan to pay dividends in the foreseeable future. The Company intends to reinvest earnings, if any, in the development and expansion of its business.

                                   THE COMPANY

       Go-Video is a consumer electronics marketing, development, and distribution company that designs, develops, and markets electronic video products for home and business use. The Company retains an experienced and motivated management team that oversees a broad marketing and distribution network which includes many of the major consumer electronics retailers in North America, such as: Circuit City, Sears, Montgomery Ward Electric Avenue, Nobody Beats the Wiz, The Good Guys, Thorne America, Sharper Image, and Sun T.V.

       In addition to its retail distribution, the Company has been successful in marketing its products through alternative marketing venues such as credit card inserts and catalogs. As a result of its presence throughout the consumer electronics marketplace, Go-Video has established itself as an innovative marketer and developer of high-end, high margin product lines and is positioned to launch a variety of technologically advanced products over the next several years.

       Go-Video currently derives most of its revenue from the distribution of video cassette player/recorders ("VCRs") with two decks built into one unit the Dual-Deck(TM) VCR. Since its introduction six years ago, the Go-Video Dual- Deck VCR has been established as a new category in consumer electronics, growing to a $35 million per year business with over 350,000 decks sold to date. The Company developed and patented the Dual-Deck system, which incorporates proprietary circuitry and software to perform duplicating, dual recording, editing, and video view switching functions not available from single deck VCRs. The Company recently introduced a line of wireless home and business video security and surveillance products and the Company is currently involved in the development of digital television products and home theater systems for consumer and commercial use.

       Since current management took control in 1994, the Company has (i) added a second Dual-Deck manufacturer to reduce manufacturing costs, reduce product sourcing risks, and increase marketing and sales flexibility; (ii) built a strong executive management team with a mix of industry and high-tech business experience; (iii) discontinued slow-moving product lines and written off obsolete inventory; and (iv) begun development of an international Dual-Deck VCR to reach sizable overseas markets.

       Go-Video was incorporated in Arizona in 1984, completed its initial public offering in 1986, and reincorporated in Delaware in 1987. Sales of the Dual-Deck VCR began in June 1990. In August 1996, the Company completed a private placement of the Notes. The Company's executive office is located at 7835 E. McClain Drive, Scottsdale, Arizona, 85260, and its telephone number is
(602) 998-3400. The Company has regional sales offices in Pittsburgh and Dallas.

                                 USE OF PROCEEDS

       The net proceeds to the Company from the exercise of the warrants is estimated to be approximately $19.2 million. However, the Company is unlikely to receive proceeds in this amount because a substantial number of the warrants have a high exercise price and expire in March 1997. In addition, there can be no assurance that any of the warrants will be exercised. The Company anticipates using any net proceeds for working capital and general and administrative expenses.

                                    DILUTION

       The net tangible book value of the Company as of June 30, 1996, was $4,525,781 or $0.40 per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by investors upon exercise of the Publicly Issued Warrants and the Private and Unit Warrants, in exchange for Common Stock and the net tangible book value per share after the exercise of such warrants. After giving effect to the exercise of the Publicly Issued Warrants and the Private and Unit Warrants and the assumed net proceeds to the Company of $19,161,720, the net tangible book value of the Company as of June 30, 1996, would have been $23,687,501, or approximately $1.61 per share. This represents an immediate increase of net tangible book value of $1.21 per share for existing shareholders, an immediate dilution of $6.49 per share for holders of the Publicly Issued Warrants, and an immediate increase of tangible book value of $0.14 per share for the holders of the Private and Unit Warrants who exercise their warrants, as illustrated in the following table:

                                                Publicly Issued Warrants           Private and Unit Warrants
                                                ------------------------           -------------------------
Assumed exercise price per share                          $8.10                              $1.47

Net tangible book value per share at                      $0.40                              $0.40
June 30, 1996

Pro forma net tangible book value per                     $1.61                              $1.61
share after exercise of all Publicly
Traded Warrants and Other Warrants

(Dilution of) increase in net tangible                   ($6.49)                             $0.14
book value per share to warrant
holders who exercise their warrants

                              SELLING SHAREHOLDERS

       The following table provides information with respect to Common Stock owned by the Selling Shareholders as of October 21, 1996, and as adjusted to reflect the sale of the securities offered hereby, by the Selling Shareholders. Except as otherwise indicated, to the knowledge of the Company, the Selling Shareholders have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below.

                                      Common Stock                                               Common Stock
                                      Beneficially                Common Stock                   Beneficially
                                     Owned Prior to                to be Sold                    Owned After
                                     the Offering(1)             in the Offering                the Offering(2)
     Name of                      ------------------             ---------------              -------------------
Selling Shareholder               Number       Percent                Number                  Number      Percent
-------------------               ------       -------                ------                  ------      -------

R. Terren Dunlap(3)               607,518(4)    5.0%                  35,466                572,052(4)      4.8%

Private Investors Equity Group    44,250         *                    44,250                     0           *

Paladin Holdings, L.L.P.          15,750         *                    15,750                     0           *

*        Less than one percent.

(1) Includes all Common Stock beneficially owned by Selling Shareholder as a percentage of the Common Stock outstanding on October 21, 1996.

(2) Assumes that the Selling Shareholders dispose of all of the Shares of Common Stock covered by this Prospectus and owned by the Selling Shareholders and does not acquire any additional Common Stock. Assumes no other exercise of options, warrants or conversion rights or issuances of additional securities.

(3) Mr. Dunlap was a co-founder of the Company and served as Chairman and Chief Executive Officer from April 1988 to March 1994. Prior to that time, he served as President and a director. Mr. Dunlap retired as a director on August 29, 1996.

(4)      Includes  options  and  warrants  to acquire  538,312  Shares of Common
         Stock.

                              PLAN OF DISTRIBUTION

         The Securities offered by this Prospectus are 6,808,861 shares of Common Stock.

         2,146,951 shares of the Common Stock offered hereby are issuable upon the exercise of the Publicly Issued Warrants. 486,444 shares of the Common Stock offered hereby are issuable upon the exercise of the Private Warrants. 95,466 shares of Common Stock may be sold by the Selling Shareholders.

         The balance of the Common Stock offered hereby includes (i) up to 3,000,000 shares issuable upon the conversion of the Notes; (ii) 600,000 shares issuable upon the exercise of the Unit Warrants; (iii) 360,000 shares to be issued to holders of the Notes as Interest; and (iv) 120,000 shares issuable upon the exercise of Common Stock purchase warrants issued to the placement agent for the Notes.

         This Prospectus may be used from time to time by the Company for the issuance of Common Stock to the warrant holders and Note holders for transactions in which such holders are or may be deemed to be underwriters within the meaning of the Securities Act. Additionally, the shares of Common Stock offered herein by the Selling Shareholders may be sold by the Selling Shareholders from time to time in either underwritten public offerings, in transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, through the facilities of the American Stock Exchange, or otherwise, at market prices prevailing at the time of such sale, at prices relating to such prevailing market prices, or at negotiated prices. The Company will not receive any of the proceeds from the sale of shares of Common Stock offered herein by the Selling Shareholders. The Selling Shareholders may elect to sell all, a portion or none of the Common Stock offered by them hereunder.

         It is anticipated that the broker dealers participating in the sales of Common Stock will receive the usual and customary selling commissions.


                            DESCRIPTION OF SECURITIES

Common Stock

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $0.001 par value per share, of which 11,426,478 shares were outstanding as of October 21, 1996. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, when and if declared by the Board of Directors, from funds legally available therefor. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. No holder of any shares of Common Stock has any pre-emptive right with respect to any securities of the Company to be issued. The issued and outstanding Common Stock is fully paid and nonassessable. Stockholders as such are not personally liable for debts of the Company. Holders of Common Stock will share ratably in the net assets of the Company in the event of liquidation, unless there are then preferred shares which may have preferences on liquidation. There are no redemption, sinking fund, or conversion rights applicable to the Common Stock.

         Holders of Common Stock are entitled to one vote for each share of record on each matter submitted to a vote of stockholders. Subject to the rights of holders of any class or series of shares having a preference over the Common Stock as to dividends or upon liquidation, holders of Common Stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds lawfully available therefor, and are entitled upon liquidation to receive pro rata the assets available for distribution to shareholders. Holders of the Common Stock have no preemptive, subscription or conversion rights. The Common Stock is not subject to assessment and have no redemption provisions.

The Notes

         On July 15, 1996, the Company privately offered the Notes in the amount of $250,000 each. The Notes have the following characteristics:

         Conversion Privilege. Each of the Notes is convertible into 200,000 shares of the Company's Common Stock at $1.25 per share. The Notes may be converted into shares of Common Stock at the holder's election at any time after issuance or at the Company's election after the third anniversary of the issuance of the Notes.

         Conversion Terms. Holders of the Notes may convert at any time provided that the holder notifies the Company with written notice via U.S. Mail, courier, or confirmed facsimile transmission of the intention to convert. The Company may call for mandatory conversion at any time after the third anniversary of the issuance of the Notes by providing written notice of its intention to call for conversion to the holders ten (10) business days prior to the Conversion Date.

         Conversion Price. Upon conversion of the Notes, the Conversion Price shall be the lesser of the Stated Conversion Price of $1.25 per share or the Adjusted Conversion Price. The Adjusted Conversion Price shall be calculated as the greater of (i) seventy percent (70%) of the closing price for the Common Stock as reported on the American Stock Exchange on the trading day preceding receipt by the Company of Notice from the Holder of the intention to exercise its conversion privilege; (ii) the average closing price of the Common Stock for the ten (10) trading days immediately preceding receipt by the Company of Notice from the holder of the intention to exercise its conversion privilege; or (iii) $0.50 per share. The minimum and maximum number of shares of Common Stock per Note that would be issued upon conversion would be 200,000 and 500,000, respectively. The Notes must be converted in full.

         Interest. The holders of each Note are entitled to receive annual interest in the form of Common Stock of the Company equal to 10 percent (10%) of the principal amount of the Note. Interest shall be due and payable on each annual anniversary of the issuance of the Notes. The number of shares of Common Stock to be issued for payment of accrued interest shall be based upon the average closing price of the Common Stock for the twenty trading days immediately preceding such anniversary date. In the event that fractional shares would be issuable, the Company shall pay the fractional amount with cash. Interest shall accrue on a quarterly basis. Note holders who convert their Notes prior to the annual anniversary date shall be entitled to receive accrued but unpaid interest at the time they convert.

         Liquidation Preference. In the event of a liquidation or capital restructuring of the Company under the Bankruptcy Code, holders of the Notes shall be subordinated to all other claims, with the exception that holders of the Notes shall enjoy liquidation preference over Common stockholders.

The Unit Warrants

         The Company also privately offered on July 15, 1996 Unit Warrants to holders of the Notes. Each Unit Warrant is eligible to purchase 100,000 shares of Common Stock per Note at $1.25 per share, as described below:

         Time and Condition of Issue. The Unit Warrants will be issued to holders of the Notes on the Warrant Issuance Date which is the earlier of (i) three (3) months after this registration statement has been declared effective or (ii) six months after the issuance of the Notes. Holders who have converted the Notes into Common Stock prior to the Warrant Issuance Date shall not be entitled to receive Unit Warrants.

         Exercise Price, Expiration, Redemption. The Unit Warrants when issued shall entitle the holder to purchase an aggregate of 100,000 shares of the Company's Common Stock at an exercise price of $1.25 per share or such lower price as the Board of Directors may in its sole discretion determine. The Unit Warrants will expire three (3) years following the Warrant Issuance Date. The Unit Warrants will be redeemable by the Company at any time when the closing price of the Company's Common Stock is equal to at least $3.00 for twenty (20) consecutive trading days, after which the Company must notify holders of Unit Warrants of such redemption within ten (10) business days. If not exercised by the holder within fifteen

(15) business days after notice of redemption is given, the Unit Warrants may be redeemed by the Company. The redemption price of each Warrant will be $0.05.

Options, Other Warrants, and Other Rights to Purchase Common Stock Currently Outstanding

         At October 21, 1996, there were outstanding 3,153,395 warrants (not including any warrants related to the Notes) to purchase shares of Common Stock at prices per share between $1.25 and $8.25 and 1,874,933 options to purchase shares of Common Stock at prices per share between $0.50 and $4.75. Of the outstanding warrants, 2,146,951 were listed on the American Stock Exchange and may be redeemed by the Company at any time, upon thirty days notice, at a price of $0.50 per warrant. Such warrants expire in March 1997 and have an exercise price of $8.25 per share. With regard to such warrants, the Company may, at the sole discretion of the Board of Directors, reduce the exercise price, increase the number of shares that may be purchased upon exercise of the warrants, or extend the expiration date of the warrants if it deems such actions to be in the best interests of the Company. The remaining warrants and options contain various terms including anti-dilution provisions to avoid dilution of the equity interest represented by the underlying shares of Common Stock upon the occurrence of certain events including share dividends or splits, mergers, or acquisitions. Certain holders of the warrants and options have been granted certain rights to have the shares issuable upon exercise thereof registered by the Company under the Securities Act.

Transfer Agent

         American Securities Transfer, Inc., Denver, Colorado, is the registrar and transfer agent for the Common Stock.

                                 LEGAL OPINIONS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004-0001.

                                     EXPERTS

         The consolidated financial statements of Go-Video, Inc. incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as included therein and incorporated herein by reference. Such financial statements are stated in their report, which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================
No dealer, sales representative, or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders, or any other person. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.




                                -----------------


                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Available Information .....................................................  2
Information Incorporated
  by Reference ............................................................  2
Information Attached with Respect
  to the Company ..........................................................  3
Disclosure Regarding Forward-
  Looking Statements ......................................................  3
Risk Factors ..............................................................  3
The Company ...............................................................  6
Use of Proceeds ...........................................................  6
Dilution ..................................................................  6
Selling Shareholders ......................................................  7
Plan of Distribution ......................................................  8
Description of Securities .................................................  8
Legal Opinions ............................................................ 10
Experts ................................................................... 10


                        6,808,861 Shares of Common Stock



                                 GO-VIDEO, INC.





                                   ----------

                                   PROSPECTUS
                                   ----------







                                November 20, 1996

================================================================================

                                     PART II


                     Information Not Required in Prospectus.

Item 14.  Other Expenses of Issuance and Distribution.

         The following are the estimated expenses in connection with the issuance and distribution of the securities being registered, all of which expenses will be paid by the Company:

         Securities and Exchange Commission
           Registration Fee........................................ $ 1,787.21
         American Stock Exchange Listing Fee.......................  17,500
         Legal Fees and Expenses...................................  15,000
         Accounting Fees and Expenses..............................   2,500
                                                                    ----------

                  Total............................................ $36,787.21
                                                                    ==========

Item 15.  Indemnification of Directors and Officers.

         Article X of Go-Video, Inc.'s (the "Company") Bylaws provides a right of indemnification generally applicable to any person who is, or is threatened to be made, a party to any judicial or governmental proceeding by reason of serving as a director, officer, employee, or agent of the Company or by reason of serving in any of the foregoing capacities with another entity at the request of the Company. The indemnification applies to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement incurred by the person in connection with the proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, in a criminal proceeding, if he also had not reasonable cause to believe his conduct was unlawful. Indemnification is available in a derivative action brought on behalf of the Company in which the person is adjudged liable to the Company if and only to the extent that the court in which the action is brought specifically finds that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification. Notwithstanding the foregoing, such person is entitled to indemnification against expenses incurred if he is successful on the merits or otherwise in any such proceeding, whether direct or derivative, or in defense of any claim, issue, or matter therein.

         The determination to grant indemnification under Article X is to be made either (i) by a majority of a quorum of disinterested directors, or (ii) if such a quorum is unobtainable or a majority of such a quorum so directs, by independent legal counsel in a written opinion, or (iii) by the Stockholders. Expenses incurred in defending a proceeding are to be paid by the Company in advance but such expenses must be repaid if it is ultimately determined that the recipient has not satisfied the requirements for indemnification set forth above.

         The indemnification provided for in Article X is not exclusive of any other rights to which the recipient may be entitled. Article X further provides that the Company has the power to purchase liability insurance covering any person whose status makes him eligible for indemnification, regardless of whether the Company would have the power to indemnify such person against such liability under Article X. The right to indemnification granted by Article X continues to be available after a person ceases to occupy a status which would make him eligible for indemnification and inures to the benefit of his heirs, executors, and administrators.

         Section 145 of the Delaware General Corporation Law, as amended, grants to corporations incorporated in Delaware, such as the Company, a right to indemnify persons that is substantially coextensive with the right to indemnification granted by Article X of the Company's Bylaws.

Item 16.  Exhibits.

         Exhibit
Number            Exhibit                                                               Method of Filing
------            -------                                                               ----------------
3.1               Certificate of Incorporation                                  Incorporated by  reference to Exhibit 3-A of
                                                                                S-1 No. 33-17277

3.2               Bylaws of the Company                                         Incorporated by reference to Exhibit 4-B to S-2
                                                                                No. 33-38445

4.1               Specimen Certificate representing                             Incorporated by reference to Exhibit 4-A to S-1
                                                                                No. 33-17277

4.2               Specimen Warrant Certificate                                  Incorporated by reference to Exhibit 4-B to S-1
                                                                                No. 33-17277

4.3               Form of Warrant Agreement                                     Incorporated by reference to Exhibit 4-C to S-1
                                                                                No. 33-17277

4.4               Form of Mandatory Convertible                                 Previously filed with Registration Statement
                  Subordinated Note                                             No. 333-15731

4.5               Form of Unit Warrant                                          Previously filed with Registration Statement
                                                                                No. 333-15731

5                 Opinion of Snell & Wilmer L.L.P.                              Filed herewith

10.2              Assignment of U.S. Patent Rights to                           Incorporated by reference to Exhibit 10-B(1)
                  Go-Video, Inc., by R. Terren Dunlap                           to S-1 No. 33-17277
                  and Richard A. Lang, dated October
                  11, 1985

10.3              Assignment of Japanese Patent Rights                          Incorporated by reference to Exhibit 10-B(2)
                  to Go-Video, Inc., by R. Terren Dunlap                        to S-1 No. 33-17277
                  and Richard A. Lang, dated August 5,
                  1987

10.4              Assignment of U.S. Patent Rights to                           Incorporated by reference to Exhibit 10-B(3)
                  Go-Video, Inc., by R. Terren Dunlap,                          to Annual Report on Form 10K for the fiscal
                  John Berkheimer, and Dwayne Woodmas,                          year ended July 31, 1988 (the "1988 10K")
                  dated August 4, 1988

10.5              Assignment of U.S. Patent Rights to                           Incorporated by reference to Exhibit 10-B(4)
                  Go-Video, Inc., by R. Terren Dunlap,                          to Company's 1988 10K
                  John Berkheimer, and Richard Otto,
                  dated September 9, 1988

10.6           ** Form of 1987 Nonstatutory Stock                               Incorporated by reference to Exhibit 4-A to
                  Option Plan, as amended                                       S-8 No. 33-18428

10.7           ** Form of 1989 Nonstatutory Stock                               Incorporated by reference to Exhibit 10-C(2)
                  Option Plan, as amended                                       to S-2 No. 33-33033

10.8           ** Form of 1991 Directors' Nonstatutory                          Incorporated by reference to Exhibit 28.1 to
                  Stock Option Plan, as amended                                 S-8 No. 33-49924 and Exhibit A to the
                                                                                Company's 1995 Proxy Statement

10.9           ** Form of 1991 Employee Stock Option                            Incorporated by reference to Exhibit 28.1 to
                  Plan                                                          S-8 No. 33-49926

10.10             Financing Agreement between Go-                               Incorporated by reference to Exhibit 4-D to
                  Video, Inc. and Congress Financial                            Annual Report Form 10K for fiscal year
                  Corporation, dated October 12, 1992                           ended July 31, 1992

10.11             Settlement Agreement, Manufacturing                           Incorporated by reference to Exhibit 10-E
                  Agreement, License and Technical                              (10) to S-1 No. 33-18433
                  Assistance Agreement and Mutual
                  Release between Go-Video, Inc., and
                  Samsung Electronics Co. Ltd., dated
                  February 28, 1989

10.13             Amendment Number One to Accounts                              Incorporated by reference to Exhibit 10.13
                  Financing Agreement between Go-                               to Annual Report Form 10K for fiscal year
                  Video, Inc. and Congress Financial                            ended July 31, 1993 (the "1993 10K")
                  Corporation, dated May 14, 1993

10.14         *** Manufacturing Agreement between                               Incorporated by reference to Exhibit 10.14
                  Go-Video, Inc. and Samsung                                    to 1993 10K.
                  Corporation, dated September 14, 1993

10.15          ** Separation Agreement between R.                               Incorporated by reference to Exhibit 10.5
                  Terren Dunlap and Go-Video, Inc.,                             to 1993 10K
                  dated August 2, 1993

10.16          ** Separation Agreement between Roger                            Incorporated by reference to Exhibit 10.16
                  B. Hackett and Go-Video, Inc., dated                          to 1993 10K
                  August 2, 1993

10.17         *** License Agreement between Go-Video,                           Incorporated by reference to Exhibit 10.17
                  Inc. and Goldstar U.S.A., Inc., dated                         to Annual Report Form 10K for fiscal year
                  July 11, 1994                                                 ended July 31, 1994 (the "1994 10K")

10.18          ** First Amendment to the Separation                            Incorporated by reference to Exhibit 10.18
                  Agreement between Go-Video, Inc.                              to 1994 10K
                  and R. Terren Dunlap, dated August
                  10, 1994

10.19             Second Combined Amendment to                                  Incorporated by reference to Exhibit 10.19
                  Financing Agreements between                                  1994 10K
                  Go-Video, Inc. and Congress
                  Financial Corporation, dated
                  August 16, 1994

10.20             Office Lease Agreement between Go-                            Incorporated by reference to Exhibit 10.22
                  Video, Inc. and 78 McClain, L.L.C.,                           to Quarterly Report Form 10Q for the
                  for premises at 7835 East McClain                             quarter ended January 31, 1995
                  Drive, Scottsdale, AZ, dated
                  November 15, 1994

10.23             Purchase Agreement between                                    Incorporated by reference to Exhibit 10.23
                  Go-Video, Inc. and Dublin Companies                           to the Transition Report 1995 10K

10.24          ** Form of 1993 Employee Stock Option                            Incorporated by reference to Exhibit 10.24
                  Plan                                                          to the Transition Report 1995 10K

10.25             Amendment to Financing Agreement                              Incorporated by reference to Exhibit 10.25
                  between Go-Video, Inc. and Congress                           to Quarterly Report Form 10Q for the
                  Financial Corporation, dated August                           quarter ended September 30, 1995
                  11, 1995

10.26         *** Manufacturing Agreement between                               Incorporated by reference to Exhibit 10.26
                  Go-Video, Inc. and Shintom Co. Ltd.                           to Quarterly Report Form 10Q for the
                  and Talk Corporation, dated January                           quarter ended December 31, 1995
                  9, 1996

10.27         *** First Amendment to Manufacturing                              Incorporated reference to Exhibit 10.27 to
                  Agreement between Go-Video, Inc.                              to Annual Report Form 10K for fiscal
                  and Samsung Corporation dated                                 year ended March 31, 1996
                  April 1, 1996

10.28             Amendment to Financing Agreement                              Incorporated by reference to Exhibit 10.28
                  between Go-Video, Inc. and Congress                           to Annual Report Form 10K to fiscal year
                  Financial dated June 4, 1996                                  ended March 31, 1996


13.1              Form 10-K for the Company's fiscal                            Previously filed with Registration Statement
                  year ended March 31, 1996                                     No. 333-15731

13.2              Form 10-Q for the Company fiscal                              Previously filed with Registration Statement
                  quarter ended June 30, 1996                                   No. 333-15731

13.3              Form 10-Q for the Company fiscal                              Filed herewith
                  quarter ended September 30, 1996.

23.1              Consent of Deloitte & Touche LLP.                             Previously filed with Registration Statement
                                                                                No. 333-15731

23.2              Consent of Snell & Wilmer L.L.P.                              Filed herewith in Exhibit 5
                  (included in Exhibit 5)

24                Power of Attorney (included on
                  signature page of Registration Statement)

27                Financial Data Schedule                                       Previously filed with Registration Statement
                                                                                No. 333-15731

  **     Management contract or compensatory plan.
  ***    Confidential treatment requested.

Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on November 20, 1996.

                                        GO-VIDEO, INC.


                                        By    /S/ ROGER B. HACKETT
                                          --------------------------
                                        Roger B. Hackett
                                        Chairman, Chief Executive Officer,
                                          President, and Chief Operating Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

          Signatures                                 Title                                           Date
          ----------                                 -----                                           ----
 /S/ ROGER B. HACKETT                            Chairman of the Board of                         November 20, 1996
----------------------------------               Directors, Chief Executive Officer,
Roger B. Hackett                                 President, and Chief Operating Officer
                                                 (principal executive officer)


 /S/ DOUGLAS P. KLEIN                            Vice President, Chief Financial Officer,         November 20, 1996
-----------------------------------              Secretary and Treasurer
Douglas P. Klein                                 (principal financial and
                                                 accounting officer)


          *                                      Director                                         November 20, 1996
-----------------------------
Thomas F. Hartley, Jr.



          *                                      Director                                         November 20, 1996
---------------------------------
Thomas E. Linnen



          *                                      Director                                         November 20, 1996
-----------------------------------
Ralph F. Palaia



          *                                      Director                                         November 20, 1996
----------------------------
William T. Walker, Jr.

*By: /s/ Douglas P. Klein                                                                         November 20, 1996
   ------------------------
    Douglas P. Klein
    (Attorney-in-Fact)

                                      II-7